Exhibit 99.1

TSX: MAI NEWS RELEASE NASD-OTCBB: MNEAF

Minera Andes Announces Outstanding 2010 Exploration
Drill Results at the San José Mine

TORONTO, ON - March 10, 2011 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to provide a summary of the exploration results achieved during 2010 at the San José Mine. A total of 7.5 kilometers of new high-grade silver/gold veins were discovered in 2010 representing a 44% increase in the cumulative strike length of all veins known at the mine at the end of 2009. In addition, drilling in 2010 through September 30th produced a doubling of the Inferred Mineral Resources, as previously reported on November 22, 2010.  The new veins are located within the area of the existing San José mining operations between the Kospi and Frea veins, and access for the new veins will be developed from existing underground mine workings.  The discoveries are the result of a significant increase in the exploration effort at San José compared to previous years.

Rob McEwen, Chairman and CEO of Minera Andes, said:

“These drill results demonstrate that the area in and around the San José mine is extremely prospective. We are eagerly awaiting the results of the ongoing exploration drilling in and outside the mine area.  The recent $3.6 billion acquisition of Andean Resources  for its nearby Cerro Negro property by Goldcorp Inc. highlights the world class potential of this emerging gold/silver district.”

Exploration Has Become a Priority at San José

The exploration drilling at San José has increased dramatically in 2010 over previous years and met with a high degree of success.  A total of 54,476 meters were drilled in 265 diamond core holes during 2010, as compared to 115 core holes totaling 25,094 meters in 2009 and 85 core holes totaling 18,915 meters drilled in 2008.

The success of the current exploration program is in large part a result of extensive surface geophysical surveys conducted during 2009 and 2010 along with a significant increase in drilling.  In 2010, a total of 11 new veins were discovered that extended over a strike length of 7.5 kilometers.  In October, the company reported nine new veins extending a cumulative total of 5.0 kilometers, and subsequently, two additional new veins were discovered in reconnaissance drilling that project for a cumulative total of 2.5 kilometers in strike length.  The location of the new veins is shown in Exhibits 1 and 1A.

An updated NI 43-101 Report was released on December 22, 2010 that included the drill results to the end of September, and it is available on SEDAR (www.sedar.com).  This NI 43-101 report also includes an interim resource estimate as at September 30, 2010.  A new resource and reserve estimate incorporating all 2010 drilling will be released later this month as part of the Company’s Annual Information Form.

Drilling from October to December 31, 2010

Exploration success continued during the fourth quarter with the discovery of two additional gold/silver veins called the Susana and Luli veins.  The new veins have only widely spaced reconnaissance drilling and

Minera Andes Inc.
News Release 11-4 Page 1

more drilling will be required to estimate resources for these veins.

Selected assay results for the new veins are shown below, and highlights from surface drilling during the last three months of 2010 including the new veins are provided in Exhibit 2.  All of the drilling reported herein was completed during 2010, and the assays reported below and in Exhibit 2 were analyzed by Alex Stewart Laboratory in Mendoza, Argentina and received through December 31, 2010.  All widths shown below are true widths (normal to the dip of the vein).  Longitudinal sections of the Susana and Luli veins are provided in Exhibit 3.

Selected Assay Results

•	Susana Vein – 1200 meter strike length inferred, cut by 4 diamond drill holes.
Hole SJD- 825- 3.10 m (meters) at 22.19 g/t (grams/tonne) Au and 2,318 g/t Ag

•	Luli Vein – 1300 meter strike length inferred, cut by 6 diamond drill holes.
Hole SJD-484* – 1.27 m at 5.81 g/t Au and 640 g/t Ag
Hole SJD-825 – 2.70 m at 5.35 g/t Au and 26.90 g/t Ag
Hole SJD-852 – 0.24 m at 6.81 g/t Au and 569 g/t Ag
* Existing drill hole extended

Drill hole SJD-825 is important because it contains four separate silver/gold vein intercepts, one in the Luli vein and one in the Susana vein and two additional high-grade intercepts north of the Susana vein (see exhibit 1a). This suggests that with more drilling additional veins may be delineated north and parallel to the Susana vein.

The Luli and Susana veins are part of the part of the E-W trending vein systems discovered earlier in 2010.  The veins discovered in 2010 are especially important because their orientation is different from the typical northwest trend of all the other veins at San José.  The discovery of this system, which does not outcrop, is being used as an exploration guide to open up new exploration opportunities on the property.  Other exploration drilling is continuing to expand the resources on the known veins, such as the Ayelén and Odin veins. Exploration is also continuing on other areas of the joint venture property, such as Saavedra West and other target outside the mine workings.

In addition, several reconnaissance exploration holes were drilled at the Saavedra West area 10km south of the main workings at San Jose. Anomalous disseminated silver and also some high-grade silver incepts were encountered in this area (see exhibit 3).

The San José mine is operated by Minera Santa Cruz SA (“MSC”), which is 49% owned by the Corporation and 51% owned by Hochschild Mining plc.

About Minera Andes

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp’s Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province.  Exploration and infill drilling is currently underway at the Los Azules project. The Corporation had $31 million USD in cash as at February 7, 2011 with no bank debt. Rob McEwen, Chairman and CEO, owns 31% of the shares of the company.

Minera Andes Inc.
News Release 11-4 Page 2

About Hochschild Mining plc

Hochschild Mining plc is a leading precious metals company listed on the London Stock Exchange (HOCM.L / HOC LN) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild has over forty years of experience in the mining of precious metal epithermal vein deposits and currently operates four underground epithermal vein mines, three located in southern Peru, one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has numerous long-term prospects throughout the Americas.

This news release has been submitted by Jim Duff, Chief Operating Officer of the Corporation. For further information, please contact Jim Duff or visit our Web site: www.minandes.com.

Jim Duff
Chief Operating Officer

99 George St. 3rd Floor
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Technical Information:
This news release has been reviewed and approved by Jim Duff the Chief Operating Officer of the Corporation, a Qualified Person as defined by Canadian Securities Administrator National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“43-101”). Assay results were reported to Minera Andes by MSC, which is the operating company for the San José joint venture.  Assay results for the drilling were reviewed by Jim Duff.  All samples were collected in accordance with industry standards.  Splits from checks of the drill core samples assay at the San José Mine laboratory were submitted to Alex Stewart Assayers, Argentina S.A. in Mendoza, Argentina, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.  Jim Duff has reviewed the results of the check assays and other quality control measures.

Cautionary Note to U.S. Investors:
All resource estimates reported by the Corporation are calculated in accordance with 43-101 and the Canadian Institute of Mining and Metallurgy Classification system.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information.  The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law.   See the Corporation's Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
News Release 11-4 Page 3

Exhibit 1

   Plan Map of San José Mine veins showing new veins in red

Minera Andes Inc.
News Release 11-4 Page 4

Exhibit 1A

    Drill Hole Location Map for Susana and Luli Veins

00000
00500
01000
32500
32000
SJD-837
SJD-836
SJD-852
0.22 m @ 0.36 gt Au; 6.78 gt Ag
SJD-837
SJD-825
4.21 m @ 7.11 gt Au; 1986.29 gt Ag
SJD-825
0.45 m @ 4.39 gt Au; 396.08 gt Ag
SJD 826
3.10 m @ 22.10 gt Au; 2317.74 gt Ag
Susana Vein
SJD-484
SJD-482
SJD-837
SJD-825
Luli Vein
SJD-825
SJD-852
SJD-852
0.24 m @ 6.31 gt Au; 565.00 gt Ag
SJD-484
1.27 m @ 5.81 gt Au; 639.97 gt Ag
SOFIA VEIN
SJD-482
1.03 m @ 0.54 gt Au; 51.56 gt Ag
Legend
Drill Hole Collar
Vein Intercept
0 100 200
Meters
N
MICAELA VEIN
KOSPI VEIN
1:5,000

Minera Andes Inc.
News Release 11-4 Page 5

Exhibit 2 – Surface Drilling Results from September 1, 2010 to December 31, 2010

Drill Hole	From (m)	To (m)	Intercept (m)	True Width (m)	Au (g/t)	Ag (g/t)	Vein
SJD-482	231.64	232.9	1.26	1.03	0.54	51.56	Luli
SJD-484	202.9	204.45	1.55	1.27	5.81	639.97	Luli
SJD-818					Nil		Frea Extension
SJD-819					Nil		Split HV south
SJD-820					Nil		Kamila
SJD-821	64.00	67.65	3.65		1.03	54.4	Frea
and	225.65	226.20	0.55	0.44	15.96	23.0
SJD-822	68.70	69.10	0.40	0.32	0.10	68.3	Micaela
and	201.15	201.7	0.55	0.44	1.74	15.146
SJD-823					Nil		Ayelén Extension
SJD-824					Nil		Line N30E
SJD-825	93.10	96.40	3.30	2.64	5.35	26.90	Luli
and	215.00	219.05	4.05	3.10	22.19	2317.74	Susana
“	223.30	226.90	3.60	2.88	2.14	195.3
“	250.80	251.25	0.45	0.36	4.40	396.1
“	302.00	302.20	0.20	0.16	7.11	1086.3
SJD-826					Nil		Susana
SJD-827					Nil		Ayelén Extension
SJD-828					Nil		Frea Extension
SJD-829	13.25	13.85	0.60	0.48	0.17	137.37	Saavedra West
	31.70	36.30	4.60	3.68	1.06	518.4	Saavedra West
SJD-830					Nil		Saavedra West
SJD-831					Nil		Saavedra West
SJD-832	7.0	10.00	3.00	2.40	0.08	172.2	Saavedra West
SJD-833	18.60	24.00	5.40	5.20	0.95	463.8	Saavedra West
SJD-834					Nil		Saavedra West
SJD-835					Nil		Ayelén split extension
SJD-836					Nil		Luli-Susana
SJD-837	286.50	287.40	0.90	0.70	0.01	2.06	Susana
SJD-837	438.10	438.55	0.45	0.37	0.25	2.96	Luli
SJD-838					Nil		Media Bestia
SJD-839	239.25	239.55	0.30	0.24	1.11	26.1	Pablo
SJD-840					Nil		Pablo
SJD-841					Nil		Micaela Extension
SJD-842	235.35	236.10	0.75	0.60	0.09	46.0	Pablo
SJD-843					Nil		Huevos Verdes South Split extension
SJD-844					Nil		Micaela Extension
SJD-845	Hole	abandoned					Micaela Extension
SJD-845					Nil		Portuguese
SJD-846					Nil		Portuguese

Minera Andes Inc.
News Release 11-4 Page 6

Drill Hole	From (m)	To (m)	Intercept (m)	True Width (m)	Au (g/t)	Ag (g/t)	Vein
SJD-847	129.00	131.00	2.00	1.60	0.49	6.30	Saavedra West
and	141.00	152.00	11.00	8.80	0.30	4.57	Saavedra West
“	170.00	173.00	3.00	2.40	1.26	18.34	Saavedra West
“	209.00	216.00	7.00	5.60	0.18	12.74	Saavedra West
“	221.00	228.00	7.00	5.60	0.13	1.93	Saavedra West
“	241.00	248.00	7.00	5.60	0.18	2.53	Saavedra West
SJD-848	122.40	127.20	4.80	3.84	1.10	36.26	Saavedra West
and	127.20	137.75	10.55	8.44	0.40	5.04	Saavedra West
“	159.00	170.00	11.00	8.80	0.53	3.23	Saavedra West
SJD-849	213.98	214.89	0.91		1.29	3.67	Saavedra West
SJD-850					Nil		Saavedra West
SJD-851					Nil		Kospi Split I
SJD-852	80.45	80.75		0.24	6.81	569.00	Luli
SJD-852	128.40	128.70		0.22	0.36	6.78	Susana
SJD-853					Nil		Micaela Extension

Exhibit 2A  Sept.-Dec. 31, 2010  Drill Holes on the San José Property

Hole ID	Easting (GK)	Northing (GK)	Elevation	Length (m)	Core Size	Location	Vein
SJD-816	2400649.49	4832942.60	602.25	350.00	HQ	Surface	Ayelén Extension
SJD-817	2402165.11	4831429.24	520.89	168.00	HQ	Surface	Kamila 2 lineament
SJD-818	2400554.72	4833005.46	588.15	305.00	HQ	Surface	Frea Extension
SJD-819	2400160.13	4830736.04	535.11	210.00	HQ	Surface	Extension HVS Split
SJD-820	2401515.58	4831241.71	565.86	265.00	HQ	Surface	Kamila 1 lineament
SJD-821	2401382.35	4832271.37	576.70	293.00	HQ	Surface	Micaela
SJD-822	2400065.20	4832082.41	563.61	242.00	HQ	Surface	Micaela
SJD-823	2400664.82	4833175.64	592.25	389.60	HQ	Surface	Ayelén extension split
SJD-824	2401469.12	4831837.18	553.34	230.00	HQ	Surface	N30°E lineament
SJD-825	2400715.69	4832359.04	582.86	307.50	HQ	Surface	Susana
SJD-826	2400325.60	4832606.22	571.58	391.00	HQ	Surface	Susana
SJD-827	2399824.19	4833314.58	562.64	274.50	HQ	Surface	Ayelén Extension
SJD-828	2400219.42	4833074.18	575.00	271.40	HQ	Surface	Frea Extension
SJD-829	2402471.58	4824626.93	555.20	203.00	HQ	Surface	Saavedra West
SJD-830	2402498.35	4824663.28	555.07	202.50	HQ	Surface	Saavedra West
SJD-831	2401868.63	4825121.60	523.99	167.00	HQ	Surface	Saavedra West
SJD-832	2402447.01	4824626.3	556.42	50.00	HQ	Surface	Saavedra West
SJD-833	2402469.72	4824612.29	556.85	48.00	HQ	Surface	Saavedra West
SJD-834	2401897.01	4825150.1	523.89	191.00	HQ	Surface	Saavedra West
SJD-835	2400490.35	4833543.69	580.56	298.60	HQ	Surface	Ayelén Split Extension
SJD-836	2400016.56	4832642.41	572.58	335.00	HQ	Surface	Luli-Susana
SJD-837	2400730.9	4832709.46	606.97	551.00	HQ	Surface	Susana-Luli
SJD-838	2402014.63	4832141.91	574.47	263.00	HQ	Surface	Media Bestia
SJD-839	2401734.89	4831810.54	574.63	257.00	HQ	Surface	Pablo G Lineament
SJD-840	2401734.89	4831810.54	574.63	305.00	HQ	Surface	Lineament Pablo G
SJD-841	2399269.4	4832441.51	550.68	116.30	HQ	Surface	Extension Micaela

Minera Andes Inc.
News Release 11-4 Page 7

Hole ID	Easting (GK)	Northing (GK)	Elevation	Length (m)	Core Size	Location	Vein
SJD-842	2402393.47	4831093.18	562.17	302.00	HQ	Surface	Lineament Pablo G
SJD-843	2399552.26	4830922.85	558.61	259.00	HQ	Surface	Extension HVS Split
SJD-844	2399250.98	4832446.54	550.58	134.00	HQ	Surface	Extension Micaela
SJD-845	2404303.04	4829162.23	488.61	212.00	HQ	Surface	Portuguese
SJD-846	2404058.17	4829016.69	491.17	212.00	HQ	Surface	Portuguese
SJD-847	2401977.26	4825073.56	525.75	257.00	HQ	Surface	Saavedra West
SJD-848	2401999.26	4825025.29	525.39	260.00	HQ	Surface	Saavedra West
SJD-849	2402114.78	4824933.32	531.30	434.00	HQ	Surface	Saavedra West
SJD-850	2402287.23	4824872.42	539.92	356.00	HQ	Surface	Saavedra West
SJD-851	2399385.93	4831956.13	544.10	241.40	HQ	Surface	Kospi Split I
SJD-852	2400373.22	4832324.81	566.83	400.00	HQ	Surface	Luli-Susana
SJD-853	2399249.91	4832230.52	550.86	291.00	HQ	Surface	Micaela Extension

Minera Andes Inc.
News Release 11-4 Page 8

Exhibit 3

Minera Andes Inc.
News Release 11-4 Page 9

Minera Andes Inc.
News Release 11-4 Page 10